TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

April 12, 2019

Dear Sir, Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated March 21, 2019, regarding the captioned subject. The Board, at their meeting held over April 11-12, 2019, approved the following items of business:

Financial Results and Dividend

1. Took on record the audited consolidated financial statements of the Company and its subsidiaries as per Indian Accounting Standards (INDAS) for the quarter and year ending March 31, 2019;

2. Took on record the audited consolidated financial statements of the Company and its subsidiaries as per INDAS for the year ending March 31, 2019;

3. Took on record the audited condensed standalone financial statements of the Company as per INDAS for the quarter and year ending March 31, 2019;

4. Took on record the audited standalone financial statements of the Company as per INDAS for the year ending March 31, 2019;

5. Took on record the audited consolidated financial statements of the Company and its subsidiaries as per International Financial Reporting Standard (IFRS) in INR for the quarter and year ending March 31, 2019;

6. Took on record the audited condensed consolidated financial statements of the Company and its subsidiaries as per IFRS in USD for the year ending March 31, 2019;

7. Recommended a final dividend of ₹10.50/- per equity share for the financial year ended March 31, 2019.

Annual General Meeting and Book Closure

8. The 38th Annual General Meeting of the Members of the Company will be held on Saturday, June 22, 2019 at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka.

9. The book closure date for the purposes of the Annual General Meeting and payment of final dividend is June 15, 2019. The dividend will be paid on June 25, 2019.

10. The register of members and share transfer books will remain closed on June 15, 2019.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

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11. The Board, on April 12, 2019, based on the recommendations of the Nominations and Remuneration Committee approved, the performance based grant of RSUs amounting to ₹13 crore for the financial year 2020 to Salil Parekh, CEO and Managing Director under the 2015 Stock Incentive Compensation Plan (2015 plan). This was pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018. These RSU's will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2019 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2019.

    The Board, on April 12, 2019, under the 2015 plan, based on the recommendations of the Nominations and Remuneration Committee approved:

    a) The grant of annual time based RSU's of fair value ₹1.75 crore to Nilanjan Roy, CFO, in accordance with his employment agreement. These RSU's will vest equally over a period of 4 years from the date of grant. The Committee also approved an annual performance based RSU of fair value ₹0.75 crore which will vest equally over a period of 3 years subject to achievement of performance targets. The RSUs will be granted w.e.f May 2, 2019 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2019.

    b) Grant of 12,200 RSU's to an eligible employee of the Company under the 2015 plan. These RSUs shall vest equally over a period of 4 years from the date of grant. The RSUs will be granted w.e.f May 2, 2019.

We are enclosing herewith the financial results and press release for your information and record. The same will be made available on the Company's website www.infosys.com.

Yours sincerely,

For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com